SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APPOINTS NEW NON-EXEC DIRECTOR
CAPT. MIKE O'BRIEN

Ryanair Holdings plc, this evening (Fri 20 May) confirmed that Capt Mike O'Brien has joined the Board as Non-Exec Director with oversight of Air Safety. An Irish national, Capt O'Brien has a long and distinguished career in the aviation industry having just retired as Head of Flight Operations with the Maltese Civil Aviation Authority whom he joined in 2001, having previously served for 10 years as the Head of Operations Standards with the Irish Aviation Authority. Capt O'Brien also served 4 years as the Chief Pilot and Flight Ops Manager of Ryanair from 1987 to 1991.

Capt O'Brien will replace Capt John Leahy who joined the Board in August 2015. Capt Leahy had notified the Board of his wish to not stand for re-election at the AGM in September for personal reasons. Capt Leahy had agreed that if a suitable replacement could be found prior to that date he would be happy to stand down sooner to facilitate a smooth transition.

Ryanair Chairman David Bonderman said:

"I'd like to welcome Capt Mike O'Brien to the Board of Ryanair Holdings where we all look forward to working with him. I would also like to express my sincere personal thanks to John Leahy for his important contribution to Ryanair over the past 9 months, and for agreeing to stand down prior to our AGM to facilitate a smooth transition to Capt Mike O'Brien. We are all extremely grateful for the time and effort John dedicated to this role, and we wish him and his family all the very best over the coming years".

For further information
please contact:
Neil Sorahan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 May, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary